

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 29, 2009

VIA U.S. MAIL and FACSIMILE: (919) 313-5536

Mr. John T. Kurtzweil
Executive Vice President and Chief Financial Officer
Cree, Inc.
4600 Silicon Drive
Durham, NC 27703

RE: Cree, Inc.
Form 10-K for Fiscal Year Ended June 29, 2008
Filed on August 20, 2008
File No. 000-21154

Dear Mr. Kurtzweil:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 29, 2008
Item 1A. Risk Factors, page 10

1.   We note a number of your risk factors could apply to almost any business. For example, many of the 21 bullet points in your first risk factor describe matters that could apply to any registrant. In future filings, please ensure your risk factors specify the risks you face and quantify their impact so investors can evaluate how those risks affect your business. See Item 503(c) of Regulation S-K. Also, please disclose all material risks pursuant to this item and avoid using language in the heading paragraph before the first risk factor that would imply otherwise.

Item 11. Executive Compensation, page 87
Compensation Discussion and Analysis, page 28

2.   In future filings, throughout your Compensation Discussion and Analysis please include a comprehensive discussion of how you determined each named executive officers' compensation. This disclosure should include a discussion about each element of compensation such as base salary, cash bonus and long term equity incentive compensation. Your Compensation Discussion and Analysis should also be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. This should include explanation of the reasons for the differences in the amounts of compensation awarded to the named executive officers. We refer you to Release 33-8732A, Section II.B.1. For example, we note the disparity between your chief executive officer's compensation and that of the other named executive officers and your future filings should provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

3.   We note you state in the third full paragraph on page 29 of your proxy statement that you use two compensation data from two sources. While it appears you have listed the "peer group" companies in the subsequent paragraph, it does not appear you have identified the four different published market surveys or their components. In future filings, please identify the surveys you used and their components, including component companies, the elements of compensation that are benchmarked and how such benchmarks are determined.

4.   We note your disclosure that you seek "…a target range that is between the 50th percentile and the 75th percentile of competitive market compensation…," but that base salary may "vary from the target range…." Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 30

5.   We note your disclosure about how annual salaries are set taking into account "the Company's performance, the executive's experience, qualifications and scope of responsibilities, the goals and objectives established for the executive, [and the] performance of the executive." In future filings, please describe specifically how these factors were used to make compensation decisions during the applicable periods, including discussing how the committee determined the compensation amounts and avoiding the use of boilerplate disclosure in this section. If instead compensation decisions were based on the subjective discretion of the committee, please say so clearly and directly without implying that objective factors were used.

Performance-Based Incentive Compensation, page 30

6.   You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee. In future filings, please provide additional disclosure and analysis of how individual performance contributed to actual 2008 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Swodoba. Please see Item 402(b)(2)(vii) of Regulation S-K.

Performance Units, page 32

7.   We note your discussion of the incentive award to Mr. Swoboda in the form of
        performance units. While you state "[t]his provided flexibility to require a
        portion of any future payments under the award be paid in shares" and permitted
        the award to "qualify for the performance based exemption under Section
        162(m)," please tell us why payment of shares to Mr. Swoboda was important to
        the committee and why this program was not extended to other officers. Please
        revise future filings to expand your disclosure about such awards including
        clarifying the reasons for such awards.

Long-Term Equity Incentive Compensation, page 33

8.   In future filings, please explain with specificity how you determined the amounts
        of stock options to be granted to your named executive officers. We note you
        state on the top of page 34 that the awards were the same as the prior year, yet
        revenue was below target and earnings only approximated the plan targets. Please
        tell us why "revenue was below target established at the beginning of fiscal 2007
        under the 2008 Plan," yet on page 32 you appear to have achieved just over 100%
        of the revenue target under the 2008 Plan. In future filings, please describe the
        elements of "corporate performance" and "individual performance" that are taken
        into account in granting these options. Your revised disclosure also should clarify
        the reasons for the relative size of the grants among the officers.

Item 13. Certain Relationships and Related Transactions…, page 87
Certain Transactions, page 7

9.   We note you do not appear to have filed as exhibits the agreements described in
        this section including the Transition Services Agreement between COTCO and
        Holdings. Please tell us where you have filed these agreements or file them in
        future filings. See Item 601(b)(10) of Regulation S-K.

10.   We note your disclosure here is nearly identical to the disclosure in Note 15 to
        your financial statements. In future filings, please ensure that each related party
        transaction required to be described under Item 404(a) of Regulation S-K is
        clearly described in this section including the name of the related person and the
        related person's interest in the transaction, rather than using the disclosure from
        the financial statements, which may apply a different standard that Item 404(a).
        For example, it is unclear from your disclosure regarding Light Engine and LFF
        who is the related party and what is their interest in the transaction.

Review and Approval of Related Person Transactions, page 9

11.   We note your disclosure that the Audit Committee is responsible for the approval
        of related person transactions. In future filings, please expand your disclosure to
        more closely conform to Item 404(b) of Regulation S-K. For example, include a
        discussion of the types of transactions that are covered by such policies and
        procedures, the standards to be applied pursuant to such policies and procedures,
        and how such policies and procedures are evidenced.

Form 8-K filed as of October 21, 2008
Exhibit 99.1, page 7

12.   We note that you present your non-GAAP measures in the form of Consolidated
        Statements of Income. This format may be confusing to investors as it reflects
        several non-GAAP measures, including (and not necessarily limited to) non-
        GAAP cost of sales, non-GAAP gross margin, non-GAAP research and
        development, non-GAAP sales, general and administrative expense, non-GAAP
        amortization of acquisition related intangibles, non-GAAP operating expenses,
        non-GAAP operating income, non-GAAP income from continuing operations,
        non-GAAP income taxes expense (benefit), non-GAAP net income and non-
        GAAP earnings per share. In fact, it appears that management does not use these
        non-GAAP measures but they are shown here as a result of the presentation
        format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that
        when furnishing information under this item you must provide all the disclosures
        required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a
        reconciliation to the directly comparable GAAP measure for **each** non-GAAP
        measure presented and explain why you believe the measures provide useful
        information to investors.

        •   To eliminate investor confusion, please remove the non-GAAP consolidated
            statements of operations from all future filings and instead disclose only those
            non-GAAP measures specifically used by management that you wish to
            highlight for investors, with the appropriate reconciliations.

        •   Please note that in the event that your Form 8-K is incorporated by reference
            into a 1933 Act registration statement, we may have additional questions
            relating to the appropriateness of this information being included in a
            document filed with, and not just furnished to, the Commission. At that time,
            we may request an amendment to the Form 8-K.

*****

Mr. John T. Kurtzweil
Cree, Inc.
January 29, 2009
Page 6

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

                                    Sincerely,

                                    Brian Cascio
                                    Accounting Branch Chief